September 9, 2009

VIA EDGAR AND FEDEX

Securities and Exchange Commission

100 F. Street, NE

Mail Stop 3010

Washington, D.C. 20549

Attention: Ms. Sonia Barros

Re:	REITPlus, Inc.

Amendment No. 2 to Registration Statement on Form S-4

(File No. 333-159610)

Dear Ms. Barros:

On behalf of REITPlus, Inc. (“REITPlus” or the “Company”), this letter is being filed with the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff of the Commission (the “Staff”) in a letter dated August 12, 2009 (the “Comment Letter”).

As has been the case since the initial filing of the Registration Statement on Form S-4 on May 29, 2009, we have attempted to add disclosure wherever suggested by the Staff. Most of the remaining comments relate to the accounting treatment of the merger as either a business combination or asset purchase. We have provided detailed disclosure in Amendment No. 3 filed contemporaneously with this letter, as well as a detailed explanation in this letter to the Staff regarding issues of valuation that drive the accounting for the merger.

While the legal structure of this transaction is a merger of AmREIT into REITPlus, the essence of the transaction is a continuation of the historical operation of AmREIT, which has been in business for 25 years in one form or another, with a restructuring of the capital of AmREIT utilizing the simplified statutory capital structure of REITPlus, an entity that is managed by AmREIT and has been in existence for only two years and which has a single asset that is valued at approximately 3.5% of the aggregate value of the AmREIT assets.

The Boards of Trustees of AmREIT and the Board of Directors of REITPlus, both of which are comprised mostly of independent trustees/directors, approved the transaction in concept in January 2009 and notified their respective shareholders of this fact via press release at that time. At the AmREIT annual meeting of shareholders in May 2009, the AmREIT shareholders overwhelmingly approved, by a 70% vote of all outstanding shares of AmREIT common stock (including classes A, C and D) the Redomestication of AmREIT from Texas to Maryland as an interim step in facilitating the merger. Likewise, the shareholders of REITPlus, in a similar overwhelming vote in August 2009, approved the amendment and restatement of the REITPlus Articles of Incorporation to remove provisions applicable to non-traded REITs that are in the process of offering securities to the public and position the Articles of Incorporation to function as the charter of the combined company after the merger. The constituent companies have incurred over $1 million of transaction expenses, and the shareholders will ultimately bear the burden of those costs. The officers and trustees of AmREIT are receiving no consideration from the transaction other than the consideration received as shareholders. No stock awards are vesting, no change of control payments are being made and no deferred termination or other fees are being paid on account of the transaction.

We have sought and obtained, at significant expense, assurances from nationally known investment bankers and real estate appraisers for the sole purpose of ensuring fairness to all shareholders. We have provided extensive disclosure of the process for approving and recommending the merger, the strategic vision of the combined company and the method of valuing the shares of the respective companies. On that basis, we respectfully request that the Staff quickly approve the registration statement and accompanying proxy statement-prospectus and allow the shareholders of both REITPlus and AmREIT to vote on the transaction.

The following responses have been keyed to the Staff’s comment letter dated August 12, 2009 for convenience of reference, with the comment restated, followed by the answer. We are delivering four (4) courtesy copies of the market version of Amendment No. 3 to your office.

General

1.

We note your response to our prior comment 4 which asked for disclosure of financial projections used by KeyBanc to prepare the discounted cash flow analysis and the additional disclosure appearing on page 47 under the heading of “Certain Forecasts.” Please explain to us why the figures in the table on page 47 differ from those supplementally provided to us.

We note the Staff’s comment and have updated the narrative and the table on page 47 to agree to the financial information reflected in KeyBanc’s presentation material.

2.	Please update the financial statements and financial information to comply with Rule 8-08 of Regulation S-X, including your pro forma financial statements.

We note the Staff’s comment and in compliance with Rule 8-08 of Regulation S-X, we have updated the financial statements, financial information and pro forma financial statements with June 30, 2009 data.

Comparative per Share Data, page 19

3.

We considered your response to comment 7. However, the application of the Form S-4 rules should follow the legal form of the transaction. Therefore please provide equivalent pro forma per share data for AmREIT, the legal target, as required by Item 3(f) of Form S-4. In regards to the presentation of pro forma data as of December 31, 2008, the information required shall be presented for the most recent year and interim period to the extent this transaction is determined to be a business combination. Reference is made to the Instruction to paragraphs (e) and (f) found in Item 3 of Form S-4.

We note that Item 3 of Form S-4 is applicable to businesses being acquired. We do not believe that REITPlus meets the definition of a business under SFAS 141(R) (for the reasons cited in our response to the Staff dated August 17, 2009). This transaction has therefore been treated as an asset acquisition versus as a business combination. Accordingly, we believe that the Item 3 disclosure is not applicable and have removed REITPlus’s equivalent pro forma per share data from the Comparative per Share Data table.

Certain Forecasts, page 47

4.

We refer to the forecast information presented for 2010 through 2013. Please describe the factors that resulted in a forecasted $6.4 million net income for 2010 given that AmREIT has a history of reporting net losses. Similarly describe the factors that resulted in a forecasted $13.4 million FFO for 2010 given that AmREIT’s reported 2008 FFO was $(1.3) million.

The forecasted information presented on page 47 reflects the net income and FFO of the total company, without regard or preference to various share classes. AmREIT’s historical net income and FFO that the Staff is referring to is net income and FFO available to Class A shareholders. This presentation reduces total company net income and FFO by the dividends paid on the Class C and Class D shares. Additionally, the referenced 2008 FFO of $(1.3) million includes a $1.5 million impairment charge and a $2.5 million restructuring charge. When taking into consideration the dividends paid to Class C & D ($10.0 million) in the historical numbers and the above charges incurred in 2008, the historical financial metrics and 2010 projections are comparable and consistent.

Annex A – Unaudited Pro Forma Condensed Consolidated Financial Statements

Pro Forma Condensed Balance Sheet

Footnote (1), page A-4

5.

We considered your response to comment 14. However we note that REITPlus holds an equity investment in Shadow Creek, which owns an operating property, and has an advisory agreement in place to manage operations. Therefore it appears that REITPlus has inputs and processes in place capable of creating outputs in the form of a return to its shareholders as discussed in paragraph A4 of SFAS 141R. The distributions made by REITPlus to its shareholders during 2008 further reflect its ability to provide a return to its shareholders. Please expand your analysis to address how you determined REITPlus does not meet the definition of a business given these factors and those addressed in paragraphs A4-A9 in SFAS 141R.

Please refer to our previously filed response letter to the Staff dated August 17, 2009 where we addressed this comment 5.

6.

Notwithstanding our previous comment, we note that the last paragraph in your response to comment 14 states that AmREIT shares are the consideration transferred in exchange for the REITPlus assets and liabilities. This is contrary to your disclosure in footnote (2) that AmREIT is not issuing equity interests. Please describe the consideration that AmREIT is giving in exchange for the REITPlus assets and liabilities or advise us. Further, tell us how you have reflected the transfer of REITPlus shares to AmREIT shareholders in your pro forma financial statements.

Although not legally issuing any equity interests, AmREIT will be deemed to be issuing equity interests in its capacity as the accounting acquirer. The deemed consideration is 752,207 shares of AmREIT common stock (1:1 ratio) in exchange for REITPlus’s assets and liabilities. With respect to reflecting the transfer of REITPlus shares to AmREIT, given that AmREIT is the accounting acquirer, that transfer is not given accounting recognition other than to ensure that AmREIT’s equity accounts (the go-forward equity accounts) reflect the appropriate par value for the legally issued REITPlus shares.

As more fully discussed in our response letter dated August 17, 2009, we believe that it is appropriate to account for this transaction as AmREIT’s acquisition of the net assets of REITPlus; we do not believe that the acquired net assets constitute a business. Therefore, paragraph D5 of SFAS 141R, Accounting for Business Combinations, applies when measuring AmREIT’s cost of acquiring REITPlus’s net assets. Paragraph D5 requires that the cost of the net assets acquired be measured “based on either the cost to the acquiring entity or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.” [emphasis added] After careful consideration, and consultation with others, we concluded, and continue to believe, that the fair value of the net assets acquired is more reliably measurable than the value of the consideration given.

Notwithstanding our conclusion that the fair value of the net assets acquired is more reliably measurable, we also believe that the fair value of the net assets acquired is approximately equal to the fair value of the consideration given. The Boards of both AmREIT and REITPlus reviewed in-depth analyses of the values of both the AmREIT Class A Stock and the REITPlus assets and determined any difference to be immaterial to the transaction taken as a whole. Our coincident estimate of the fair value of the AmREIT shares given and the fair value of the net assets acquired from REITPlus reflected the following.

Estimated fair value of the consideration given:	$7,100,000
Estimated fair value of the net assets acquired:	$6,000,000
Difference	$1,100,000
% of pro forma combined assets	0.34%

Although the table above does not precisely reconcile our estimates of fair values, the companies’ Boards concluded that the estimated difference was not material to either company’s shareholders. Therefore, our judgment as to which estimate of fair value was the most reliable was limited to the application of GAAP.

Our judgment that the fair value of net assets acquired was more reliably measurable than the fair value of the consideration given included consideration of factors that: (1) improved the reliability of the measurement of the fair value of the net assets acquired from REITPlus; and, (2) limited the reliability of the measurement of the value of the consideration given – the AmREIT shares.

The following factors we believe improved the reliability of the measurement of the fair value of the acquired net assets of REITPlus.

▪

As previously noted, the principal asset (approximately 70% of assets) of REITPlus is an indirect equity method investment in Shadow Creek Ranch, a commercial grocery anchored shopping center in suburban Houston, Texas.

▪

The estimate of fair value approximates the cost of the property which was purchased in February 2008. The Shadow Creek Ranch master planned community ranked third in home sales and was named one of the ten most active master planned communities in the United States in 2008, and the occupancy of the property has increased over 17% since REITPlus’s investment in the property in 2008.

▪	We were able to review the amount of coincident investment by third parties, substantiating the market value of the investment.
▪	We obtained a current appraisal performed by CB Richard Ellis, substantiating the current market value.

Had we not made the judgment to utilize the value of the assets acquired in determining “cost” under SFAS 141R, we would have been required to utilize the value of the consideration given (i.e. the AmREIT Class A Stock). We believe that the valuation of stock in a corporation is inherently more uncertain than the valuation of a tangible asset. Investors typically establish the value of shares in commercial real estate investment trusts (REITs) by employing one or more of three different established valuation techniques. The established methods for valuing REIT shares are: (1) determining the aggregate fair value of the net assets of the REIT (e.g., “NAV”) and dividing by total shares outstanding; (2) performing a discounted cash flow analysis of estimated entity level earnings and dividing the result by total shares outstanding; and (3) performing a comparable company analysis that looks at different metrics such as “price to NAV” and “yield on investment”. We believe the following factors limit the reliability of the fair value of AmREIT Class A Stock as a measurement of the cost of the consideration given.

•

Attributing the fair value of AmREIT to its Class A Stock is complicated by the fact that its capitalization includes two additional classes of voting common shares comprising over 75% of the outstanding capital of AmREIT, that (1) are not listed on an exchange, traded over-the-counter or in any other dealer network, or otherwise transparent to the marketplace, (2) have different dividend rates and, with respect to Class C Stock, preferences, and (3) have different conversion rates with respect to the Class A Stock;

•

When estimating the accumulated fair value of the net assets of AmREIT (e.g., “NAV”), as discussed further below, we noted that the valuation of AmREIT is more uncertain because its portfolio of assets includes 45 different real estate assets in different markets. While we have faith in our ability to accurately value real estate assets, we believe that measuring a large number of real estate assets is inherently more uncertain than the measurement of a single real estate-based equity method investment;

•

When employing a discounted cash flow approach to AmREIT’s estimated future earnings, we noted that AmREIT operates multiple operating businesses (e.g. property management, leasing, asset management, construction, etc.). We believe that the multiple lines of business makes it more likely that any long-term estimate of entity level earnings is subject to considerable uncertainty, which is more uncertain than an estimate of fair value of one real estate-based equity method investment; and

•

When employing a market-based comparable company analysis, we noted that estimates of future dividends are subject to the same limitations that long-term estimates of AmREIT’s earnings are, and is therefore inherently more uncertain than the measurement of a single real estate-based equity method investment.

Based on the foregoing, we believe that the guidance found in Appendix D5 of SFAS 141R would require that we value the asset acquisition based upon the fair value of the net assets acquired, as it is more reliably measurable than the fair value of the consideration given.

The Division of Corporation Finance also requested that we provide an explanation as to why the trading price of AmREIT’s Class A Stock in the Pink Sheets market is not a reliable measure of the value of the consideration given (i.e. the Class A Stock). We do not believe that the trading price of AmREIT’s Class A Stock in the Pink Sheets market is a reliable measure of the cost of the acquisition for the following reasons:

•

The float of AmREIT’s Class A Stock (total outstanding Class A Stock less shares held by officers and directors) in the Pink Sheets market represents only 18.5% of AmREIT’s total common stock outstanding (because the Class C and Class D Stock are not quoted in the Pink Sheets market), and as such, is not indicative of the total combined value of the equity of AmREIT on a per share basis.

•

The current price of the Class A Stock represented in the Pink Sheets market assumes that the Class A Stock is only one of three classes of AmREIT common stock outstanding with: 1) voting power widely dispersed but ultimately resting with the Class C and Class D Stock, 2) different preferences on dividends, and 3) different liquidation rates and amounts. Management’s determination of value for purposes of the merger with REITPlus is predicated on the AmREIT recapitalization and therefore a single class of outstanding common stock with: 1) voting power widely dispersed within a single class of shares, 2) single dividend rate with no individual preferences, and 3) a combined liquidity strategy.

•

Over the past 60 trading days, the average daily trading volume for AmREIT Class A Stock on the Pink Sheets was 1,575 shares, and no shares were traded on seventeen trading days. This average daily volume represents approximately 0.045% of AmREIT’s Class A Stock float and 0.0077% of AmREIT’s total common stock outstanding. Projecting this trading volume out over a full trading year (approximately 250 trading days), approximately 393,750 shares of Class A Stock, or approximately 10.4% of the Class A Stock float and 1.93% of AmREIT’s total outstanding common shares, would trade in a year. This means that it would take 9.6 years for AmREIT’s Class A Stock to trade one turn of its float and 51.8 years for the entire outstanding common stock to turn one time. By comparison, AmREIT’s publicly-traded shopping center peer group would trade between 75% and 560% of their float in a year (statistics on AmREIT’s peer group are as follows):

Peer Group Company	ADTV[1]	Float[2]	% of Float
Acadia Realty Trust (NYSE: AKR)	353,409	39,678,826	0.890%
Saul Centers (NYSE: BFS)	56,686	17,896,000	0.317%
Urstadt Biddle (NYSE: UBA/UBP)	79,644	26,435,260	0.300%
Ramco Gershenson (NYSE:RPT)	133,768	17,910,000	0.747%
Equity One, Inc. (NYSE: EQY)	336,580	41,112,097[3]	0.820%
Federal Realty (NYSE: FRT)	1,119,970	59,176,537	1.890%
Kimco Realty Corp. (NYSE: KIM)	8,436,830	376,365,766	2.240%
Regency Centers (NYSE: REG)	1,759,660	80,291,447	2.190%
Weingarten Realty (NYSE: WRI)	2,028,440	119,788,255	1.690%
Average	1,589,443	86,517,132	1.233%
AmREIT	1,575	3,471,000	0.045%

The table above illustrates the lack of an active market for AmREIT Stock. The table below illustrates how the lack of activity (volume) results in inefficient pricing from that market and further manifests itself through valuation metrics that are significantly out of parity when compared to other REITs:

Peer Group Company	Dividend Yield to Price[4]	Price to Net Asset Value[5]
Acadia Realty Trust (NYSE: AKR)	4.8%	101.2%
Saul Centers (NYSE: BFS)	4.8%	96.0%
Urstadt Biddle (NYSE: UBA/UBP)	6.0%	104.6%
Ramco Gershenson (NYSE:RPT)	9.0%	70.7%
Equity One, Inc. (NYSE: EQY)	7.7%	113.5%
Federal Realty (NYSE: FRT)	4.3%	117.3%
Kimco Realty Corp. (NYSE: KIM)	2.0%	114.5%
Regency Centers (NYSE: REG)	5.6%	103.3%
Weingarten Realty (NYSE: WRI)	5.3%	113.4%
Average	5.5%	103.8%
AmREIT	17.9%	22.7%

__________________________

[1]	Based on Yahoo Finance quote on September 4, 2009
[2]	Float is assumed to be equal to total outstanding shares of common stock as reported on most recent periodic filing with SEC, unless otherwise noted
[3]	Less shares held by 13D filer, which comprise more than 50% of total outstanding shares and are deemed to not be part of public float
[4]	Calculated as the current dividend rate divided by the current share price as of August 21, 2009, as reported by Stifel Nicholas.
[5]	Calculated as the current share price as of August 21, 2009 divided by the consensus Net Asset Value, as reported by Stifel Nicholas.

The quality of AmREIT’s real estate portfolio is comparable to or better than its peer group (based on location qualities and demographics such as density of population and average household income). Applying the above metrics (which are materially consistent among a broad group of comparable companies) to AmREIT, would indicate that $9.50 is a fair value measurement of AmREIT stock. As illustrated above, using the Pink Sheets market price for AmREIT’s Class A Stock as an indicator of value results in valuation metrics that are inconsistent with all of the other market-based data. We believe that this further supports our belief that the Pink Sheets market is not indicative of fair value for AmREIT’s Common Stock.

•

There are only a handful of broker dealers that post quotations for AmREIT’s Class A Stock in the Pink Sheets market and there is no third party analyst or market coverage. This necessarily limits the amount and quality of information available to investors when making their investment decisions.

•

Bid and ask information is only obtainable on the Pink Sheets website and not on national sites such as Yahoo or Bloomberg. The range of posted bid/ask prices on the Pink Sheets market range from $2.50 to $10.50 per share, representing a bid/ask range of up to $7.50 per share. None of these bid/ask prices are obligated quotes. The breadth of the bid-ask spread is not indicative of an efficient and reliable market. We also specifically note that our estimate of the fair value of AmREIT’s Class A Stock is within the bid-ask spread.

•

There is a lack of fair value information available in the market for AmREIT Common Stock as there are no current analyst reports on the company, the company does not provide fair value estimates of its properties (e.g., NAV) or its shares and the current equity structure is complex with three different classes of stock with different dividend rates, preferences and conversion rights. As such, investors have limited information on which to formulate an estimate of the fair value of the AmREIT’s Class A Stock.

The determination by AmREIT and its Board of Trustees of the fair value of AmREIT’s Class A Stock for purposes of proposing a 1 for 1 exchange ratio to REITPlus was based on:

•

The consideration of the simultaneous recapitalization whereby the three different classes of common stock are converted into a single class of common stock with a single dividend rate and common rights and preferences;

•

Independent, third party appraisals from nationally known commercial real estate valuation experts. Each of these property appraisals took into consideration the current market fundamentals for each of our properties; and

•

A fairness opinion rendered by KeyBanc Capital Markets, a nationally known investment bank and valuation firm specializing in the valuation of public and private real estate companies. KeyBanc performed three well known valuation methodologies: A comparable company analysis; a discounted cash flow analysis; and a net asset valuation analysis. Each of these valuation methodologies supported a fair value of $9.50 per share of Class A Stock, considering all classes of stock and all shares outstanding.

We also advise the Staff that since the delisting of AmREIT shares from the NYSE Alternext, all share based compensation awards made to AmREIT management and the AmREIT Board have been granted and accounted for under GAAP based on a fair value of $9.50 per share.

As discussed above, management and KeyBanc performed three well known and accepted valuation methodologies in valuing AmREIT, each of which supported a fair value of $9.50 per share of Class A Stock. In assessing the discrepancy between management’s calculation of fair value of the Class A Stock and the Pink Sheets market price, we believe there are several differences:

•

As discussed earlier, there is clearly a discount being applied for the lack of efficiency in the AmREIT shares. Given the extremely low volume of shares that trade, there is an inherent discount applied due to a lack of efficient supply and demand for the stock. Unlike the broader stock market where there should be an ‘efficient market’ with an appropriate number of buyers and sellers, that is clearly not the case with the AmREIT Class A Stock on the Pink Sheets which trade an average of 1,500 shares per trading day;

•

There is a discount applied due to a lack of information available in the market. Unlike most traditionally traded stocks whose companies prepare earnings reports, have analyst coverage and traditional published estimates, AmREIT does not have any of these. As a result, individuals that trade in the AmREIT Class A Stock through the Pink Sheets are likely making investment decisions strictly based on historical data and without the benefit of traditional fair value information; and

•

There is a significant discount due to the complexity of the historical capital structure. The AmREIT Stock includes three separate classes: Class A, Class C and Class D. Each of the three Classes receives a different dividend rate, with the Class A being the lowest. The Class C Stock receives a preference on cash flow and dividends, ensuring that it gets paid first each month. The Class C and Class D Stock each have different liquidation dates and values. While each class of stock votes together, the majority of the votes are maintained by the Class D Stock. As such, there is considerable complexity for investors looking strictly at the Class A Stock. The recapitalization and the transaction with REITPlus eliminates these complexities and eliminates the discount.

For these reasons and others, we strongly believe that the Pink Sheets are not a fair indicator of value for AmREIT shares, that shares traded in the Pink Sheets are distressed (on the sell side) for liquidity reasons, opportunistic speculation (on the buy side), and are not based on traditional information required to make an informed investment decision. We further note that the Company did not ask to be traded on the Pink Sheets market and did not intend to be traded on the Pink Sheets market.

Based on the fact that the trading prices in the Pink Sheets market; (1) reflect a class of common stock that only represents 18.5% of the total AmREIT Common Stock outstanding; (2) do not reflect a unified capital structure but instead a complicated capital structure with three different classes of stock, three different dividend rates, a Class C dividend preference and different conversion prices/times; (3) do not consider fair value information because such information is not readily available in the market; and (4) have occurred in a highly inefficient market where the average daily trading volume as a percentage of float for AmREIT’s Class A Stock is between 2% and 15% of the average daily trading volume as a percentage of float for comparable listed companies, we do not consider the Pink Sheets pricing to be a reliable measure of value for AmREIT Common Stock.

The independent third party appraisals, the fairness opinion rendered by KeyBanc and included, with the consent of KeyBanc, in the registration statement and joint proxy statement/prospectus, a dividend yield comparison with AmREIT’s publicly-traded shopping center REIT peer group and the agreement of both independent boards support a conclusion that $9.50 is a reliable estimate of the fair value for each share of AmREIT Common Stock.

Additionally, the Staff inquired as to the relative ownership of the combined company post-acquisition and the potential impairment of AmREIT’s assets after completion of the merger in assessing the fair value of $9.50 per share versus the Pink Sheets market price. In response to the Staff, given the small size and contribution of REITPlus to the transaction there is no material change in relative ownership. Based on a fair value of $9.50 per share, REITPlus’s relative ownership of the combined company is approximately 3.3%. Using the Pink Sheets price, REITPlus’s relative ownership of the combined company would be approximately 3.8%, a negligible difference that results in materially the same ownership allocation. In response to impairment, we do not believe there would be an impairment. We have a third party, independent appraisal for each real estate property that will be owned by the combined company that supports a fair value in excess of $9.50 per share. Additionally, based on the fairness opinion and analysis conducted by KeyBanc, a well respected third party real estate valuation firm, $9.50 per share is supported by the metrics of other ‘identical or similar assets traded in active markets’ and would not indicate an impairment of our assets or equity on a combined basis.

In conclusion, we believe that the appropriate way to account for this transaction in accordance with Appendix D5 of SFAS 141R is for AmREIT, as the accounting acquirer, to value the acquisition using our estimate of the fair value of REITPlus’s net assets acquired, as these are the most reliably determinable values available.

7.

In your revised disclosures on page A-4 and in your response to comment 14, you indicate that if it were a business combination, AmREIT would be the acquirer for accounting purposes due to other factors in SFAS 141(R) that must be considered when applying the acquisition method. However, since it is an asset acquisition outside of the scope of SFAS 141 (R) per paragraph 2, please clarify your basis for determining an “accounting acquirer” that differs from the entity distributing cash, assets or equity interests in the exchange. In addition, clarify your disclosures to describe how the issuance of REITPlus shares in the transaction for assets held by REITPlus results in an asset acquisition by AmREIT.

Please refer to our previously filed response letter to the Staff dated August 17, 2009 where we addressed this comment 7.

Footnote (2), pages A-4 and A-5

8.

We considered your response to comment 16. However, we note that the $9.50 valuation of a Class A share is the basis for determining the number of Class A shares to be issued in exchange for Class C and Class D shares and ultimately the number of REITPlus shares issued. The $9.50 valuation is also the basis of the value ascribed to the investment in AmREIT held by REITPlus. As such, we continue to believe the valuation methodology of a Class A share appears to be relevant to the transaction, and should be disclosed.

In response to the Staff’s comment, we have provided in note (b) to the table on page A-4 expanded disclosure of the valuation methodology employed by management and by KeyBanc in determining the value of the Class A shares. See also the response to Comment 6 above and Comment 9 below.

9.

Further to our previous comment, we note your disclosure in footnote (b) to the table on page A-5 refers to the property appraisals performed by two independent appraisal firms that were used as a basis for determining the value of a Class A shares. We continue to question your consideration of the Net Asset Value analysis, which resulted in a range of $10.83 to $11.87. As previously requested, please provide an expanded discussion to address how these valuations and any discounts were used to derive the $9.50 value included in your disclosures.

In response to the Staff’s comment, in note (b) to the table on page A-5, we have referenced the reader to the expanded valuation discussion now disclosed in note (b) to the table on page A-4. See also the response to Comments 6 and 8 above.

10.

We note that the tabular presentation of the fair value of REITPlus assets and liabilities includes the $4.3 million valuation of the remaining interest in Shadow Creek. Please tell us when the valuation referenced in note (a) was completed for the Shadow Creek property.

The appraisal of the Shadow Creek Property that is referenced in note (a) on page A-5 was conducted by CBRE, dated April 17, 2009.

11.

We note in your response to comment 20 that AmREIT currently owns 16% of the REITPlus OP and will acquire the remaining 84% through this transaction. Please tell us how you accounted for the 16% currently owned given that AmREIT will now control the REITPlus OP. To the extent it is determined this transaction is within the scope of SFAS141(R), please refer to paragraphs B384-B389 of SFAS 141(R).

We note the Staff’s comment and recognize that, under a business combination approach and pursuant to paragraphs B384-B389 of SFAS 141(R), we would need to record a gain or loss on the previously held interest in REITPlus OP as a result of increasing our ownership interest from 16% to 100%. Given that this transaction has been treated as an asset acquisition versus as a business combination (for the reasons cited in our response to the Staff dated August 17, 2009 and above), we do not believe that it is appropriate to record such gain or loss. We further note that if the transaction were subject to paragraphs B384-B389 of SFAS 141(R), AmREIT would be recording an approximate $50,000 gain on its previously held interest in REITPlus.

Pro Forma Condensed Statement of Operations

12.

We read your response to comment 22. Based on your disclosure on page 20, it appears that your annual dividends to REITPlus shareholders are expected to increase by $200 for every 1,000 shares as a result of the transaction. This increase does not appear to be reflected in the calculation of the $1.6 million reduction. Please advise.

We have contemplated the dividends and change in dividends for all shares in our statement of a $1.6 million reduction in total dividends. We supplementally advise the Staff that the class A shareholder dividends are anticipated to remain the same, the class C shareholder dividends are anticipated to decrease in total by approximately $620,000, the class D shareholder dividends are anticipated to decrease in total by approximately $1.2 million and the REITPlus dividends are anticipated to increase by approximately $200,000, resulting in reduced combined dividends post merger of approximately $1.6 million. We have added additional disclosure to footnote (c) on pages A-7 and A-9.

Please feel free to contact me at 713.860.4924 for any questions related to this filing. We very much appreciate the Staff’s timely response.

Sincerely,

/s/ Chad C. Braun
Chad C. Braun
Chief Financial Officer